UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-140900

UNIVERSAL GOLD MINING CORP.

(Exact name of registrant as specified in its charter)

c/o Mr. Craig Niven

18 Pall Mall, 2nd Floor

London, United Kingdom SW1Y 5LU

Telephone: (702) 800-7323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)	*
Rule 12(g)-4(a)(2)	*
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(i)(ii)	☒
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 44

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification to be signed on its behalf by the undersigned duly authorized person.

Date:	March 13, 2013	By:	/s/ Craig Niven
Name: Craig Niven
Title: Interim Chief Executive Officer, Interim Chief Financial Officer, Assistant Secretary